================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               DATE: JUNE 04, 2003

                         AMATEK INDUSTRIES PTY. LIMITED
                                 ACN 081 870 653
                               (Registrant's Name)

                               6-8 Thomas Street,
                         Chatswood, New South Wales 2067
                                    Australia
                             (Registrant's Address)

                         Commission File Number 0-10502

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No X
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-


================================================================================

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                   AMATEK INDUSTRIES PTY LIMITED



                                   By:   /s/ Wendy Kong
                                      -----------------------
                                      Name:  Wendy Kong
                                      Title: Secretary

Date: June 04, 2003

                          AMATEK INDUSTRIES PTY LIMITED

-     FINANCIAL STATEMENTS

-     Statements of Financial Performance

-     Statements of Financial Position

-     Cash Flow

      -     Note 1   -  Statement of Accounting Policies
      -     Note 2   -  Other revenue from operating activities
      -     Note 3   -  Expenses and losses/(gains)
      -     Note 4   -  Unusual items
      -     Note 5   -  Income tax
      -     Note 6   -  Current inventories
      -     Note 7   -  Financial instruments
      -     Note 8   -  Segment results
      -     Note 9   -  Discontinued Operations
      -     Note 10  -  US GAAP Reconciliations


- MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

-     Overview

-     Background of Amatek

-     Recent Developments

-     Exchange Rates

-     Results of Operations

      -     Consolidated Results
      -     Rocla
      -     Stramit
      -     Laminex
      -     Insulation

-     Liquidity and Capital Resources

-     Quantitative & Qualitative Disclosures about Market Risk

                          AMATEK INDUSTRIES PTY LIMITED



                                UNAUDITED INTERIM

                       STATEMENT OF FINANCIAL PERFORMANCE
                   FOR THE THREE AND NINE MONTH PERIODS ENDED
                         31 MARCH 2003 AND 31 MARCH 2002

                                                                                      CONSOLIDATED
                                                                   -------------------------------------------------
                                                                    3 MONTHS TO 31 MARCH        9 MONTHS TO 31 MARCH
                                                         NOTES       2003         2002          2003          2002
                                                         -----     --------      --------     --------      --------
                                                                                  (A$ IN MILLIONS)
REVENUE FROM ORDINARY ACTIVITIES
Sales revenue.........................................                179.5         344.7        823.3       1,097.0
Cost of sales.........................................     3         (128.8)       (230.0)      (550.0)       (729.4)
                                                                   --------      --------     --------      --------
GROSS PROFIT..........................................                 50.7         114.7        273.3         367.6
Other revenues from ordinary activities ..............     2           13.5           7.4         21.4          20.7
Share of net profits of associates and joint ventures
Accounted for using the equity method................                   0.1           1.4          2.7           4.1
Distribution expenses.................................                (17.5)        (42.2)       (95.8)       (132.4)
Marketing expenses....................................                (10.3)        (27.0)       (54.7)        (81.1)
Administrative expenses...............................                (15.7)        (26.5)       (67.3)        (72.4)
Other expenses from ordinary activities...............                 (2.7)         (5.7)       (15.5)        (25.9)
                                                                   --------      --------     --------      --------
OPERATING PROFIT BEFORE BORROWING
COSTS AND INCOME TAX EXPENSE..........................                 18.1          22.1         64.1          80.6
Borrowing costs.......................................     3           (7.5)        (22.0)       (43.3)        (68.9)
                                                                   --------      --------     --------      --------
OPERATING PROFIT BEFORE TAX EXPENSE                                    10.6           0.1         20.8          11.7
SIGNIFICANT NON-OPERATING ITEMS
Proceeds from sale of controlled entities.............     4             --            --        662.5            --
Costs of controlled entities sold.....................     4             --            --       (482.7)           --
                                                                   --------      --------     --------      --------
NET SIGNIFICANT NON-OPERATING ITEMS                                      --            --        179.8            --
                                                                   --------      --------     --------      --------
PROFIT BEFORE INCOME TAX EXPENSE                                       10.6           0.1        200.6          11.7
                                                                   --------      --------     --------      --------
INCOME TAX EXPENSE ...................................     5           10.8           0.3         (2.4)         (6.5)
                                                                   --------      --------     --------      --------
PROFIT/(LOSS) AFTER TAX EXPENSE.......................                 21.4           0.4        198.2           5.2

NET PROFIT/(LOSS) ATTRIBUTABLE TO
MEMBERS OF AMATEK INDUSTRIES P/L                                       21.4           0.4        198.2           5.2
Net exchange difference on translation of financial
stmts of foreign controlled entities recognised
directly in equity....................................                 (1.3)          0.3         (2.2)         (0.4)
                                                                   --------      --------     --------      --------

TOTAL CHANGES IN EQUITY OTHER THAN
THOSE  RESULTING FROM TRANSACTIONS
WITH OWNERS AS OWNERS ................................                 20.1           0.7        196.0           4.8
                                                                   ========      ========     ========      ========

PROFIT BEFORE BORROWING COSTS AND INCOME
TAX EXPENSE COMPRISES:
Ongoing Operations....................................                 10.7           4.9         40.5          25.6
Discontinued Operations--
    Choctaw...........................................                   --           4.1           --          20.3
    Laminex Group.....................................                   --          12.2         29.3          35.1
                                                                   --------      --------     --------      --------
        Total Discontinued Operations.................                   --          16.3         29.3          55.4
Unusual Items.........................................     4            7.4           0.9        174.1          (0.4)
                                                                   --------      --------     --------      --------

PROFIT BEFORE BORROWING COSTS AND INCOME
TAX EXPENSE ..........................................                18.1          22.1        243.9          80.6
                                                                   ========      ========     ========      ========

The accompanying notes form part of these financial statements.

                          AMATEK INDUSTRIES PTY LIMITED

                                UNAUDITED INTERIM


                         STATEMENT OF FINANCIAL POSITION
                         31 MARCH 2003 AND 30 JUNE 2002

                                                                                UNAUDITED               AUDITED
                                                                              CONSOLIDATED           CONSOLIDATED
                                                                 NOTES        31 MARCH 2003          30 JUNE 2002
                                                                 -----      -----------------      -----------------
                                                                                      (A$ IN MILLIONS)
CURRENT ASSETS
   Cash.....................................................                            222.9                   69.5
   Receivables..............................................                            167.6                  256.1
     Inventories............................................       6                     82.0                  179.8
    Other.... ...............................................                             0.7                    6.6
                                                                            -----------------      -----------------
     TOTAL CURRENT ASSETS...................................                            473.2                  512.0
                                                                            -----------------      -----------------
NON-CURRENT ASSETS
   Investments accounted for using the equity method........                              3.1                   48.0
   Property, plant and equipment............................                            227.4                  447.9
   Intangible assets........................................                            151.9                  221.2
   Deferred tax assets......................................                             58.8                   74.7
    Deferred financing costs................................                              6.1                    8.9
                                                                            -----------------      -----------------
     TOTAL NON-CURRENT ASSETS...............................                            447.3                  800.7
                                                                            -----------------      -----------------
         TOTAL ASSETS.......................................                            920.5                1,312.7
                                                                            =================      =================

CURRENT LIABILITIES
   Payables  ...............................................                            112.9                  196.2
   Interest - bearing liabilities...........................                              5.7                   38.4
    Current tax liabilities.................................                              0.1                    0.4
   Provisions...............................................                             10.4                   31.3
                                                                            -----------------      -----------------
     TOTAL CURRENT LIABILITIES..............................                            129.1                  266.3
                                                                            =================      =================

NON-CURRENT LIABILITIES
   Payables.................................................                              0.2                     --
   Interest - bearing liabilities...........................                            207.1                  587.8
    Deferred tax liabilities................................                              7.5                   27.3
    Provisions..............................................                             13.7                   23.1
                                                                            -----------------      -----------------
     TOTAL NON-CURRENT LIABILITIES..........................                            228.5                  638.2
                                                                            -----------------      -----------------
     TOTAL LIABILITIES......................................                            357.6                  904.5
                                                                            -----------------      -----------------
     NET ASSETS.............................................                            562.9                  408.2
                                                                            =================      =================

 EQUITY
   Contributed equity.......................................                            352.0                  352.0
   Reserves.................................................                             (1.6)                   0.6
   Retained earnings........................................                            212.5                   55.6
                                                                            -----------------      -----------------
      TOTAL EQUITY..........................................                            562.9                  408.2
                                                                            =================      =================



The accompanying notes form part of these financial statements

                          AMATEK INDUSTRIES PTY LIMITED


                                UNAUDITED INTERIM


                             STATEMENT OF CASH FLOWS
             FOR THE NINE MONTH PERIOD ENDED 31 MARCH 2003 AND 2002

                                                                    CONSOLIDATED          CONSOLIDATED
                                                                    9 MONTHS TO           9 MONTHS TO
                                                                   31 MARCH 2003         31 MARCH 2002
                                                                   ---------------       ---------------
                                                                            (A$ IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES
   Receipts from customers ...................................               921.9               1,119.3
   Payments to suppliers and employees .......................              (884.5)             (1,026.4)
   Interest received .........................................                 4.2                   0.2
   Interest paid .............................................               (47.8)                (74.6)
   Income tax (paid)/refunded ................................                (0.5)                 (9.2)
                                                                   ---------------       ---------------
     Net cash provided by/(used in) operating activities .....                (6.7)                  9.3
                                                                   ===============       ===============

CASH FLOWS FROM INVESTING ACTIVITIES
   Proceeds received on sale of controlled entities ..........               662.5                    --
    Professional fees paid ...................................               (19.5)                   --
    Proceeds on sale of property, plant and equipment                          4.5                  16.4
    Payments for property, plant and equipment
        (including capitalised interest) .....................               (25.5)                (36.4)
                                                                   ---------------       ---------------
     Net cash provided by/(used in) investing activities .....               622.0                 (20.0)
                                                                   ===============       ===============

CASH FLOWS FROM FINANCING ACTIVITIES
    Dividends paid ...........................................               (41.3)                   --
    Proceeds from external borrowings ........................                10.0                  20.0
    Advances to related companies ............................               (11.6)                   --
    Repayment of borrowings ..................................              (420.9)                (20.0)
                                                                   ---------------       ---------------
     Net cash provided by/(used in) financing activities                    (463.8)                   --
                                                                   ===============       ===============

   Net increase/(decrease) in cash ...........................               151.5                 (10.7)
   Cash at beginning of the financial year ...................                69.5                  15.4
   Exchange movement .........................................                 1.9                  (1.5)
                                                                   ---------------       ---------------
     Cash at end of the period ...............................               222.9                   3.2
                                                                   ===============       ===============

The accompanying notes form part of these financial statements

                          AMATEK INDUSTRIES PTY LIMITED


              NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
                     UNAUDITED INTERIM FINANCIAL STATEMENTS

1.   STATEMENT OF ACCOUNTING POLICIES

   Basis of Accounting

     These general purpose unaudited interim financial statements have been prepared for the purpose of presenting the consolidated financial results of Amatek Industries Pty Limited and its controlled entities together with comparatives. These interim financial statements have been prepared in accordance with applicable Australian Accounting Standards and other Australian mandatory professional reporting requirements (Urgent Issues Group Consensus Views) and generally accepted accounting principles for interim financial information. Accordingly they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for fair presentation have been included.

     The unaudited interim financial statements have been prepared on the accrual basis of accounting including the historical cost convention and the going concern assumption. All intra-group trading has been eliminated. Financial information has been derived from the accounting records of the units which form part of the controlled entities.

     Where appropriate, comparatives have been restated in order to ensure consistency between periods.

   Valuation of inventories

     Raw materials, work in progress, finished goods and stock in transit are valued at the lower of cost and net realisable value. Cost comprises the actual cost of raw materials and an applicable portion of labour and manufacturing overheads for work in progress and finished goods. Contract work in progress consists of costs plus profits recognised to date less progress billings received and provisions for foreseeable losses. Profits recognised are based on the percentage of completion of each contract. On all contracts, full provision is made for any losses in the year in which they are first foreseen.

   Derivative Financial Instruments

     The economic entity enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risk, including forward foreign exchange contracts, forward interest rate contracts and interest rate swaps.

     Exchange differences on specific forward foreign exchange contracts to hedge the purchase or sale of specific goods or equipment are deferred and included within the cost of the underlying asset. Gains or losses on general hedges are included in the determination of foreign exchange gains or losses in the period in which they arise. Gains and losses on interest rate swaps are included in the determination of interest expense in the period in which they arise. Gains or losses on extinguishment of forward foreign exchange contracts that were effective hedges are deferred and included in the cost of the underlying asset or liability. Gains or losses on the extinguishment of interest rate swap contracts are amortised over the term of the underlying facility term.

   Equity accounting

     An associate is an entity in which the economic entity exercises significant influence but not control. The carrying amount of investments in associates is calculated using the equity method of accounting where the cost of the investment is increased or decreased to recognise the investor's share of the post-acquisition profits or losses of the associate and cumulative translation adjustments.

     The investor's share of the post-acquisition profits or losses (after tax and including extraordinary items) of the associate is included in the combined profit and loss account of the investor as revenue.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

1.   STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

   Foreign currencies

     Foreign currency transactions are converted at rates of exchange in effect when transactions took place. Receivables and payables denominated in foreign currencies are converted at exchange rates ruling at balance date except where forward exchange contracts are held, in which case contract settlement rates are used.

     Exchange gains and losses have been brought to account in determining operating profit for the year.

     Balance sheets of controlled overseas entities are converted at exchange rates ruling at balance date and profit and loss statements are converted at average exchange rates for the year. Unrealised gains and losses on conversion of the accounts of controlled overseas entities are taken direct to foreign currency translation reserve within reserves.

   Fixed assets

     Plant consists of purchases, commissioning, installation costs and, in respect of major additions, interest expense incurred during construction. Depreciation charges are made from the time when an asset is first put into use or the date of acquisition of controlled entities and also from the effective dates of any revaluations. Depreciation charges are made on a straight line basis to provide for the write off of cost or subsequent valuation of fixed assets, with the exception of land and quarries, to estimated residual values, over the estimated useful life of the assets concerned. Costs of improving leasehold properties are amortised over the period of the lease. Freehold (owned) quarries are generally not amortised as the estimated charge in any one period is insignificant due to depletion rates, estimated useful lives and residual values. Leasehold (leased) quarries are amortised on the basis of depletion of units of production over proven and provable reserves or the life of the lease if it expires prior to the extraction of all reserves.

     Estimated useful lives are as follows:

     Buildings............................................... 40-50 years
     Plant and equipment..................................... 3-15 years

   Carrying amount of non-current assets

     The Directors have considered the carrying amounts of non-current assets and are satisfied that these amounts do not exceed the net amount expected to be recovered through cash inflows and outflows arising from the continued use and subsequent disposal of these assets. In determining recoverable amounts, expected net cash flows have not been discounted to present value. Revaluations of non-current assets are not made in accordance with a regular policy of revaluation.

   Acquisition-Related Goodwill

     Acquisition-related goodwill is charged to the profit and loss account on a straight line basis, generally over 20 years. The carrying amount of goodwill is regularly reviewed for indicators of impairment in value, which in the view of management are other than temporary, including unexpected or adverse changes in the following: (1) the economic or competitive environments in which the economic entity operates, (2) profitability analyses, (3) cash flow analyses, and (4) the fair value of the relevant business. The economic entity determines the fair value based on an assessment by the Directors or an independent appraisal. If facts and circumstances suggest that goodwill is impaired, the economic entity assesses the fair value of the underlying business and reduces goodwill to an amount that results in the book value of the business approximating fair value.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

1.   STATEMENT OF ACCOUNTING POLICIES (CONTINUED)

   Employee benefits

     Provision is made for benefits (including on-costs) accruing to employees in respect of wages and salaries, annual leave, long service leave, sick leave and other entitlements when it is probable that settlement will be required and is capable of being measured reliably.

     Provisions made in respect of wages and salaries, annual leave, long service leave, sick leave and other employee entitlements expected to be settled within 12 months, are measured at their nominal values.

     Provisions made in respect of long service leave, sick leave and other employee entitlements which are not expected to be settled within 12 months are measured as the present value of the estimated future cash outflows to be made by the economic entity in respect of services provided by employees up to the reporting date. Employers and employees contribute to superannuation funds which provide benefits to employees or dependants on retirement, disability or death. Contributions to these funds are charged against income.

   Use of estimates

     The preparation of the combined financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain amounts reported in the financial statements and combined accompanying notes. Actual results may differ from those estimates, at which time the economic entity would revise its estimates accordingly.

   Rounding of amounts and currency

     Amounts in the combined financial statements have been rounded off to the nearest tenth of a million dollars. Where the amount is A$50,000 or less, this is indicated by a dash unless specifically stated otherwise. Unless otherwise stated, the combined financial statements are presented in Australian dollars.

   Taxation

     The liability method of tax effect accounting is used. Provision is not made for additional taxation which may be payable if profits retained by overseas entities were distributed as the undistributed earnings are considered to be indefinitely reinvested. No provision has been made for capital gains tax which may arise in the event of sale of revalued assets as no decision has been made to sell any of these assets. Future income tax benefits relating to tax losses are brought to account as an asset only when their recovery is virtually certain.

   Tradenames

     The directors are of the view that tradenames have an indeterminable life and that the depreciable amounts of the company's tradenames are either zero or a negligible amount. Tradenames are therefore not depreciated. In the event that these views were to change over time, the directors currently believe that the useful lives are of such duration that any annual amortisation charge on tradenames would be immaterial.

   Sales revenue and nature of operations

     Sales revenue represents the invoiced value of goods supplied excluding sales taxes and intercompany transactions. Income from sales is recognised at the time of shipping products to customers. The nature of the economic entity's operations are described in note 8.

   Borrowing costs

     Fees payable to arrangers of finance facilities and other fees directly related to securing discreet finance facilities are capitalised and amortised over the remaining life of that facility.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

2.   OTHER REVENUE FROM OPERATING ACTIVITIES

                                                                       CONSOLIDATED
                                                       -------------------------------------------
                                                       3 MONTHS TO 31 MARCH   9 MONTHS TO 31 MARCH
                                                         2003        2002        2003       2002
                                                       -------     -------      -------    -------
                                                                     (A$ IN MILLIONS)
Interest -- non-related parties ..................         2.6         0.1          4.9        0.2
Foreign exchange gain(1) .........................        10.8         4.2         12.0        4.1
Proceeds from sales of non-current assets(2) .....         0.1         3.1          4.5       16.4
                                                       -------     -------      -------    -------
     Total other revenue from operating activities        13.5         7.4         21.4       20.7
                                                       =======     =======      =======    =======


(1) The unrealised foreign exchange gains were due to the translation of US borrowings and deposits at period end rates and are also shown in Note 4 as unusual revenues.

(2) Proceeds include $3.8 million in the nine months ended 31 March 2003 and $8.6 million in the nine months ended 31 March 2002 which are also included as revenue items in Note 4 "unusual items from ordinary activities."

3.   EXPENSES AND LOSSES / (GAINS)

                                                                               CONSOLIDATED
                                                              ----------------------------------------------
                                                              3 MONTHS TO 31 MARCH      9 MONTHS TO 31 MARCH
                                                               2003         2002         2003          2002
                                                              ------       ------       ------        ------
                                                                             (A$ IN MILLIONS)
Borrowing costs
   Interest - non-related parties ......................         7.5         22.0         43.3          68.9
Bad and doubtful debts
   Prvsn. for doubtful trade debts - non-related parties         0.5          0.7          1.2           2.3
Depreciation of property, plant and equipment ..........         6.0         14.4         26.9          44.1
Amortisation of leased property, plant and
    equipment and  other intangibles ...................          --          1.5          0.1           2.3
Amortisation of goodwill ...............................         0.7          1.2          2.1           4.0
Exchange loss / (gain) on foreign currency
    transactions .......................................         0.1         (0.4)         0.1            --
Research and development costs .........................         0.3          0.4          1.1           1.3
Operating lease rental .................................         3.0          7.0         14.7          16.3
Provision for employee entitlements ....................         3.1          6.0         11.5          17.0
Net loss / (gain) on disposal of property, plant and
    equipment (1) ......................................        (0.1)        (0.3)        (1.8)         (1.6)
Superannuation contributions ...........................         1.6          3.6          8.0          10.5


(1) Includes $0.5 gain in the three months ended 31 March 2002, $1.5 gain in the nine months ended 31 March 2003, and $1.7 net gain in the nine months ended 31 March 2002 also included in Note 4.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

4.   UNUSUAL ITEMS FROM ORDINARY ACTIVITIES

     The following items form part of the ordinary operations of our business but are considered unusual due to their nature and amount.

     Profit before income tax expense has been calculated after charging/crediting unusual revenue and expense items from our ordinary activities as follows:

                                                                                     CONSOLIDATED
                                                                   -----------------------------------------------
                                                                   3 MONTHS TO 31 MARCH       9 MONTHS TO 31 MARCH
                                                                    2003          2002          2003          2002
                                                                   -----         -----         -----         -----
                                                                                   (A$ IN MILLIONS)
Unusual revenue items:
    Foreign exchange gain (1) .............................         10.8           4.2          12.0           4.1
    Proceeds on disposal of controlled entities(2) ........           --            --         662.5            --
    Proceeds on disposal of non-current and other assets(3)           --           5.8           3.8          14.1
                                                                   -----         -----         -----         -----
                                                                    10.8          10.0         678.3          18.2

Unusual expense items:
    Costs of disposal of controlled entities(4) ...........           --            --         482.7            --
    Costs of non-current assets disposed(3) ...............           --           5.3           2.3          12.4
    System integration costs ..............................           --           3.6            --           4.8
    Loss on disposal (5) ..................................           --           0.2            --           1.4
    Borrowing costs (6) ...................................          0.2            --           8.4            --
    Net loss on redemption of US bonds (7) ................          3.1            --           6.2            --
    Superannuation (8) ....................................           --            --           1.0            --
    Redundancy and restructure ............................          0.1            --           3.6            --
                                                                   -----         -----         -----         -----
                                                                     3.4           9.1         504.2          18.6
                                                                   -----         -----         -----         -----

Net unusual operating items - (gain) / loss ...............         (7.4)         (0.9)          5.7           0.4
Net unusual non-operating items - (gain) / loss ...........           --            --        (179.8)           --
                                                                   -----         -----         -----         -----
       Net unusual items - (gain) / loss ..................         (7.4)         (0.9)       (174.1)          0.4
                                                                   -----         -----         -----         -----
Income tax expense (benefit) ..............................          1.8           0.3          12.3          (0.1)
Net unusual items after income tax expense ................         (5.6)         (0.6)       (161.8)          0.3
                                                                   =====         =====         =====         =====


(1) The unrealised foreign exchange gains were due to the translation of US borrowings and deposits at period end exchange rates.

(2) The proceeds received were $657.4 million for the disposal of the Laminex Group on 13 November 2002; $0.8 million for the disposal of the Rocla Persada (Indonesia) business on 28 November 2002; and US$2.4 million additional proceeds received on 10 December 2002 for the disposal of the Choctaw (USA) business on 24 May 2002.

(3) Amounts include sale of the Dandenong, Victoria, site of the Fibreglass discontinued business sold in 2002 and Chatswood, NSW, land and administration buildings sold in 2001.

(4) The costs of disposal (including net assets sold) were $481.1 for the Laminex Group and $1.6 for Persada Indonesia.

(5) The loss on disposal in 2001 is the loss on closure of the Dapto, NSW, pipe sit and the granite portion of the paving business.

(6) Borrowing costs include $6.6 million costs written off as a result of the buy back of senior subordinated notes and repayment of the senior debt; and $1.8 million cost for a deferred hedging contract.

(7) The net loss on redemption of US bonds was due to the buy back of US$12.6 million face value of 12% senior subordinated notes in December 2002 and an additional US$12.6 million face value in February/March 2003, carried in the accounts at a total discounted value of US$24.3 million.

(8)  Building Products Superannuation Fund additional contribution.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

5.   INCOME TAX

     The prima facie income tax expense on pre-tax accounting income after unusual items reconciles to the income tax expense in the accounts as follows:

                                                                                CONSOLIDATED
                                                              -----------------------------------------------
                                                              3 MONTHS TO 31 MARCH       9 MONTHS TO 31 MARCH
                                                               2003          2002          2003          2002
                                                              -----         -----         -----         -----
                                                                             (A$ IN MILLIONS)
Operating profit before income tax ...................         10.6           0.1         200.6          11.7
                                                              -----         -----         -----         -----
Income tax expense calculated at the Australian
statutory rate of 30% of operating profit ............          3.2            --          60.2           3.5
Differential tax rates of controlled overseas entities
and associated companies .............................           --           0.1            --           0.9
Tax effect of permanent differences
  Non-deductible depreciation and amortisation .......          0.3           0.6           1.2           2.0
  Capital profits ....................................        (14.4)           --         (53.9)           --
  Under/(over) prvsn of income tax in previous year ..         (0.1)         (4.6)         (3.2)         (2.8)
  Other ..............................................          0.2           3.6          (1.9)          2.9
                                                              -----         -----         -----         -----
Total income tax expense applicable to operating
profit ...............................................        (10.8)         (0.3)          2.4           6.5
                                                              =====         =====         =====         =====


     In calculating the income tax payable no allowance has been made for additional taxation that may be payable if profits retained by overseas entities were distributed as the undistributed earnings are considered to be permanently reinvested.


6.   CURRENT INVENTORIES

                                                                           UNAUDITED          AUDITED
                                                                          CONSOLIDATED       CONSOLIDATED
                                                                          31 MARCH 2003      30 JUNE 2002
                                                                          -------------      ------------
                                                                                (A$ IN MILLIONS)
Raw Materials
  At cost ..........................................................           36.8            62.2
  Provision for diminution in value ................................           (1.3)           (4.2)
                                                                              -----           -----
                                                                               35.5            58.0
                                                                              -----           -----

Consumables
  At cost ..........................................................            3.7            11.7
  Provision for diminution in value ................................             --              --

Work in progress
  At cost ..........................................................            1.8             8.3

Finished goods
  At cost ..........................................................           41.5           109.7
  Provision for obsolete and slow moving stock .....................           (0.5)           (7.9)
                                                                              -----           -----
                                                                               41.0           101.8
                                                                              -----           -----
                                                                               82.0           179.8
                                                                              =====           =====

Movement in provision for inventory
  Opening inventory provision ......................................          (12.1)          (10.2)
  Inventory (provided for) provisions written back during the year .           (0.1)           (4.2)
  Inventory written-off during the year ............................            1.2             2.3
  Inventory provisions divested during the year ....................            9.2              --
                                                                              -----           -----
  Closing provision ................................................           (1.8)          (12.1)
                                                                              =====           =====

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

7.    FINANCIAL INSTRUMENTS

(a)   Borrowings

(i)   Bank Loans

      Borrowings shown in the Balance Sheet at 30 June 2002 included A$208.6 million Senior Term Loan Facility `A' and A$144.6 million Senior Term Loan Facility `B', both fully drawn.

      Both of these loans were repaid in full on 13 November 2002.

(ii)  Other Loans

      Borrowings shown in the Balance Sheet include:
      US$42.5 million 12% Senior Subordinated Notes due 2008 adjusted for original issue discount and 81000 units consisting of US$81.0 million 14.5% Subordinated Notes due 2009 and rights to receive the fair market value of approximately 52600 Ordinary Shares and 12.5 million Preference Shares of Amatek Holdings Limited or, at the option of Amatek Industries Pty Limited and Amatek Holdings Limited, the equivalent number of such shares, except to the extent that rights are held by Amatek Holdings Limited.

(iii) Revolving Credit Facility

      The economic entity has available a A$30m revolving credit facility. Standby Letters of Credit for A$23.5m have been issued on account of the Economic Entity against the facility of which A$7.0m and US$10.0m have been drawn down. As of 31 March 2003 the unused availability under the facility was A$6.5m.

(b)   Hedges of Anticipated Future Transactions

      The economic entity has entered into a number of unrecognised forward foreign exchange contracts to hedge the exchange rate risk arising from the following types of specific commitments:

            1. purchase of finished goods and raw materials where the currency of payment is not the unit's functional currency.

            2. sale of inventory where the currency of sale is not the unit's functional currency.

            3. purchase of capital equipment where the currency is not the unit's functional currency.


      The economic entity has entered into forward foreign exchange contracts for periods not exceeding 12 months.

      As at 31 March 2003 the following were in place:

      - Forward foreign exchange contract to purchase US$75.0 million at a rate of A$/US$0.5865.

      - Foreign exchange collar whereby the company has the right but not the obligation to purchase US$90.0 million at the floor rate of A$/US$0.56 and the obligation to purchase US$90.0 million at the cap rate of A$/US$0.6125 if the spot rate on the expiry date is equal to or higher than the cap rate.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

7.    FINANCIAL INSTRUMENTS (CONTINUED)

   (c) Interest rate caps and interest rate swaps

      The economic entity periodically enters into interest rate cap and swap agreements that are used to convert the variable interest rate of the borrowings to fixed interest rates. It is the economic entity's policy not to recognise interest caps and swaps in the financial statements. Net receipts and payments are recognised as an adjustment to interest expense.

      At 31 March 2003 there were no interest rate cap or interest rate swap agreements outstanding.

   (d) Credit risk

      Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the economic entity. The economic entity has adopted the policy of dealing with creditworthy counterparts and obtaining sufficient collateral or other security where appropriate (although collateral or other security is not generally required in the course of normal business) as a means of mitigating the risk of financial losses from defaults. Trade debtors potentially expose the economic entity to concentrations of credit risk. The economic entity provides credit in the normal course of business, to a large number of customers. The economic entity has no sales exceeding 10 per cent to any individual customer in 2002 and 2003. The economic entity performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. The carrying amount of financial assets recorded in the consolidated balance sheet, net of any provisions for losses, represents the economic entity's maximum exposure to credit risk.

      The economic entity does not have any significant concentrations of credit risk exposure to any single counterparty or any group of counterparties having similar characteristics.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

8.    FINANCIAL REPORTING BY SEGMENTS

                                                         OPERATING REVENUE                OPERATING REVENUE
                                                    ----------------------------     ----------------------------
                                                    CONSOLIDATED    CONSOLIDATED     CONSOLIDATED    CONSOLIDATED
                                                    ------------    ------------     ------------    ------------
                                                    3 MONTHS TO      3 MONTHS TO     9 MONTHS TO      9 MONTHS TO
                                                    31 MAR. '03      31 MAR. '02     31 MAR. '03      31 MAR. '02
                                                    -----------      -----------     -----------      -----------
                                                          (A$ IN MILLIONS)                 (A$ IN MILLIONS)
REVENUE FROM CONTINUING
OPERATIONS:
Sales revenue--
   Rocla ........................................      66.1              58.4             205.2             190.7
   Stramit ......................................      93.6              87.7             298.6             272.5
   Insulation ...................................      19.8              18.6              63.6              56.1
                                                      -----             -----             -----           -------
       Total sales revenue ......................     179.5             164.7             567.4             519.3
Other operating revenue .........................        --               0.4               0.7               1.8
Intersegment Revenues:
   Insulation ...................................       0.7               0.8               2.5               2.5
   Eliminations .................................      (0.7)             (0.8)             (2.5)             (2.5)
                                                      -----             -----             -----           -------
       Total intersegment revenue ...............        --                --                --                --
Share of net profit of equity accounted
investments (Rocla) .............................       0.1               0.1               0.3               0.1
TOTAL REVENUE FROM CONTINUING
OPERATIONS ......................................     179.6             165.2             568.4             521.2

  Revenue from Discontinued Operations--
    Choctaw Holdings Inc.(USA) ..................        --              36.1                --             130.6
    Laminex .....................................        --             148.3             259.5             457.2
                                                      -----             -----             -----           -------
       Total revenue from discontinued operations        --             184.4             259.5             587.8

  Unallocated revenue ...........................      13.5               3.8              19.5              12.8
                                                      -----             -----             -----           -------
 TOTAL CONSOLIDATED REVENUE .....................     193.1             353.4             847.4           1,121.8
                                                      =====             =====             =====           =======

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

8.   FINANCIAL REPORTING BY SEGMENTS (CONTINUED)

                                                        NET PROFIT                      NET PROFIT
                                               ----------------------------    ----------------------------
                                               CONSOLIDATED    CONSOLIDATED    CONSOLIDATED    CONSOLIDATED
                                               ------------    ------------    ------------    ------------
                                               3 MONTHS TO     3 MONTHS TO     9 MONTHS TO     9 MONTHS TO
                                               31 MAR. '03     31 MAR. '02     31 MAR. '03     31 MAR. '02
                                               -----------     -----------     -----------     -----------
                                                     (A$ IN MILLIONS)                (A$ IN MILLIONS)
Net Profit from Continuing Operations
   Rocla ...............................            8.0             3.3            26.7            16.9
   Stramit .............................            2.9             0.5            12.4             7.2
   Insulation ..........................           (0.3)           (0.7)           (0.5)           (2.3)
                                                  -----           -----           -----           -----
       TOTAL NET PROFIT FROM CONTINUING
              OPERATIONS ...............           10.6             3.1            38.6            21.8

Net Profit from Discontinued Operations
   Choctaw Holdings Inc. (USA) .........           --               4.1            --              20.3
    Laminex ............................           (0.1)           12.2            29.8            35.1
                                                  -----           -----           -----           -----
          TOTAL NET PROFIT FROM
DISCONTINUED
                 OPERATIONS ............           (0.1)           16.3            29.8            55.4

 Unallocated revenue ...................           13.4             4.1           200.4            12.9
                                                  -----           -----           -----           -----
TOTAL PROFIT BEFORE TAX AND
UNALLOCATED EXPENSES ...................           23.9            23.5           268.8            90.1
                                                  -----           -----           -----           -----
 Unallocated expenses ..................          (13.3)          (23.4)          (68.2)          (78.4)
                                                  -----           -----           -----           -----
Consolidated entity profit from ordinary
activities before income tax expense ...           10.6             0.1           200.6            11.7
Income tax expense .....................           10.8             0.3            (2.4)           (6.5)
                                                   ----             ---           -----             ---
CONSOLIDATED ENTITY PROFIT
FROM ORDINARY ACTIVITIES
AFTER INCOME TAX EXPENSE ...............           21.4             0.4           198.2             5.2
                                                   ====             ===           =====             ===

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

8.   FINANCIAL REPORTING BY SEGMENTS (CONTINUED)

                                              TOTAL ASSETS                      TOTAL LIABILITIES
                                     ------------------------------      ------------------------------
                                     CONSOLIDATED      CONSOLIDATED      CONSOLIDATED      CONSOLIDATED
                                     ------------      ------------      ------------      ------------
                                     31 MAR. '03       30 JUNE '02       31 MAR. '03       30 JUNE '02
                                     ------------      ------------      ------------      ------------
Total Assets and Liabilities:
Continuing Operations--
Rocla .......................            847.7             922.9             230.6             369.7
Stramit .....................            255.1             336.7             151.0             240.5
Insulation ..................             76.0              75.4              73.1              81.0
                                       -------           -------             -----             -----
    SUBTOTAL OPERATING UNITS           1,178.8           1,335.0             454.7             691.2

Discontinued Operations--
    Laminex .................             --               668.3              --               560.6

Eliminations ................           (258.3)           (690.6)            (97.1)           (347.3)
                                       -------           -------             -----            ------
TOTAL ASSETS AND LIABILITIES             920.5           1,312.7             357.6             904.5
                                       =======           =======             =====             =====


                                       DEPRECIATION & AMORTISATION    DEPRECIATION & AMORTISATION
                                       ---------------------------    ---------------------------
                                       CONSOLIDATED    CONSOLIDATED  CONSOLIDATED  CONSOLIDATED
                                       3 MONTHS TO     3 MONTHS TO   9 MONTHS TO   9 MONTHS TO
                                         31 MARCH       31 MARCH      31 MARCH      31 MARCH
                                           2003          2002          2003          2002
                                       ------------    ------------  ------------  ------------
Continuing Operations--
  Rocla .........................           3.5           4.0          10.4          11.7
  Stramit .......................           1.6           1.5           5.0           4.7
  Insulation ....................           1.3           0.7           2.6           2.0
                                            ---          ----          ----          ----
  Subtotal Continuing Operations            6.4           6.2          18.0          18.4

Discontinued Operations--
  Choctaw Holdings Inc. (USA) ...            --           3.6            --           9.0
  Laminex .......................           0.3           7.3          11.0          22.8
                                            ---          ----          ----          ----
 Subtotal Discontinued Operations

                                            0.3          10.9          11.0          31.8

Corporate activities ............            --            --           0.1           0.2
                                            ---          ----          ----          ----
   TOTAL ........................           6.7          17.1          29.1          50.4
                                            ===          ====          ====          ====

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

8.   FINANCIAL REPORTING BY SEGMENTS (CONTINUED)

                                          CAPITAL EXPENDITURE          CAPITAL EXPENDITURE
                                          -------------------          -------------------
                                      CONSOLIDATED   CONSOLIDATED   CONSOLIDATED  CONSOLIDATED
                                      3 MONTHS TO    3 MONTHS TO    9 MONTHS TO   9 MONTHS TO
                                        31 MARCH      31 MARCH      31 MARCH       31 MARCH
                                          2003          2002          2003          2002
                                      ------------   ------------   ------------  ------------
Continuing Operations--
Rocla ..........................           3.4           2.1          10.6           7.6
Stramit ........................           1.7           0.7           5.9           2.8
Insulation .....................           0.5           2.2           1.0           4.0
                                           ---          ----          ----          ----
  Subtotal Continuing Operations           5.6           5.0          17.5          14.4

Corporate activities ...........           0.1            --           0.1           0.1

Discontinued Operations--
   Choctaw Holdings Inc. (USA) .            --           2.0            --           8.2
   Laminex .....................            --           3.4           7.9          13.7
                                           ---          ----          ----          ----
Subtotal Discontinued Operations            --           5.4           7.9          21.9
                                           ---          ----          ----          ----
   TOTAL  CAPITAL EXPENDITURE ..           5.7          10.4          25.5          36.4
                                          ====          ====          ====          ====

                                                EXPORT REVENUE                    EXPORT REVENUE
                                                --------------                    --------------
                                         CONSOLIDATED    CONSOLIDATED     CONSOLIDATED      CONSOLIDATED
                                         3 MONTHS TO      3 MONTHS TO      9 MONTHS TO      9 MONTHS TO
                                           31 MARCH        31 MARCH         31 MARCH          31 MARCH
                                             2003            2002             2003              2002
                                         ------------    ------------     ------------      ------------
Continuing Operations--
Rocla.......................                  0.7             0.5               1.4              1.3
Stramit.....................                   --             1.4               0.6              2.1
Insulation..................                  1.3             0.8               4.4              4.7
                                              ---            ----              ----             ----
  Subtotal Continuing Operations              2.0             2.7               6.4              8.1
Discontinued Operations--
    Laminex.................                   --            20.4              24.3             61.8
                                              ---            ----              ----             ----
   TOTAL                                      2.0            23.1              30.7             69.9
                                              ===            ====              ====             ====

      Nature of Operations
      The nature of the economic entity's operations are as follows:
      Rocla - manufacture of concrete products, pipe and precasts, quarrying and construction materials Stramit - manufacture and distribution of metal roofing and building products Insulation - manufacture and distribution of glasswool and foil insulation products.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

9.   DISCONTINUED OPERATIONS

DISPOSAL OF  U.S. CONCRETE PIPES BUSINESS

      On May 24, 2002, the Group disposed of its U.S. subsidiary Choctaw Holdings Inc. for a net consideration of US$133.7 million. Funds of US$2.4 million were subsequently received in December 2002 as a trade working capital adjustment.

DISPOSAL OF  LAMINEX GROUP

      On November 13, 2003, the Group disposed of its Laminex business for a net consideration of A$645.0 million plus additional trade working capital adjustments of A$12.4 million, also received in November 2003.



The impact of these two disposals on the continuing businesses can be determined from Note 8 of the financial statements, "Financial Reporting by Segments."

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10.  RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP)

These consolidated financial statements have been prepared in accordance with Australian generally accepted accounting principles ("Australian GAAP"). Australian GAAP differs in some significant respects to US generally accepted accounting principles ("US GAAP"). Differences which have a significant effect on consolidated net income and shareholders equity are as follows:

                                                                                UNAUDITED                      UNAUDITED
STATEMENT OF FINANCIAL PERFORMANCE                                            CONSOLIDATED                    CONSOLIDATED
                                                                           3 MTHS TO 31 MARCH              9 MTHS TO 31 MARCH
                                                                          2003            2002            2003            2002
                                                                        --------        --------        --------        --------
                                                                                             (A$ IN MILLIONS)
NET PROFIT/(LOSS) ATTRIBUTABLE TO MEMBERS OF AMATEK INDUSTRIES
PTY LIMITED ...................................................           21.4             0.4           198.2             5.2

APPROXIMATE ADJUSTMENTS REQUIRED TO ACCORD WITH US GAAP:
Depreciation of plant & equipment previously written back .....           (0.2)           (0.1)           (0.6)           (0.5)
Amortisation of goodwill ......................................             --            (0.5)             --            (1.4)
Amortisation of tradenames ....................................             --            (4.6)             --           (13.8)
Amortisation of borrowing costs previously written back .......           (0.1)           (0.1)           (0.3)           (0.3)
Pension plan contribution .....................................           (4.9)             --            (4.9)             --
(Loss)/Gain on derivatives ....................................            3.6             5.4             3.1            (3.1)
Adjustment to restate fair value of derivatives at 30 June 2001             --              --              --           (18.1)
Pushdown costs ................................................            5.6             0.3            (9.2)          (15.1)
Disposal of controlled entity .................................             --              --           (19.1)             --
Taxation ......................................................           (1.2)           (1.5)           34.6            13.7
                                                                          ----            ----           -----           -----
                                                                           2.8            (1.1)            3.6           (38.6)
                                                                          ----            ----           -----           -----
NET PROFIT/(LOSS) ACCORDING TO US GAAP ........................           24.2            (0.7)          201.8           (33.4)
                                                                          ====            ====           =====           =====


                                                                     UNAUDITED                RESTATED
                                                                    CONSOLIDATED            CONSOLIDATED
                                                                   31 MARCH 2003            30 JUNE 2002
                                                                   -------------            ------------
SHAREHOLDERS EQUITY AS REPORTED ............................            562.9                  408.2

APPROXIMATE ADJUSTMENTS REQUIRED TO ACCORD WITH US GAAP:
Goodwill ...................................................              2.8                   33.3
Tradenames .................................................             30.5                   33.0
Other intangibles ..........................................             (3.5)                  (3.3)
Property, plant and equipment ..............................              7.4                    7.9
Pension plans ..............................................             10.0                   20.1
Derivatives ................................................              3.7                    0.6
Capitalised borrowing costs ................................              2.0                    2.3
Recognition of equity component of debt ....................              5.8                    8.1
Deferred tax liability .....................................            (47.3)                 (97.0)
                                                                        -----                  -----
                                                                         11.4                    5.0
                                                                        -----                  -----
APPROXIMATE ADJUSTED EQUITY ACCORDING TO US GAAP ...........            574.3                  413.2
                                                                        =====                  =====

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10. RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

The following is a summary of the significant adjustments made to the financial statements to reconcile the Australian results with US GAAP.

(a) - PENSION PLAN CONTRIBUTIONS

     The economic entity charges against income the contributions made to pension plans as and when they are paid. Where the pension plans are in surplus a reduced contribution is charged against income. Under US GAAP the net periodic pension cost is charged against income in accordance with US Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions" (SFAS 87).

     On acquisition the pension asset is restated to fair value and a corresponding adjustment made to reduce goodwill on acquisition.

(b) - OTHER INTANGIBLES AND DEFERRED COSTS

     For Australian GAAP certain costs such as research and development have been capitalised and are amortised over the period in which the entity is to receive the benefits. Under US GAAP these costs would be expensed as incurred.

     For Australian GAAP professional fees relating to the refinancing are expensed as unusual items. For US GAAP those fees where they are directly attributable to the refinancing should be deferred and amortised over the loan term using the effective yield method.

(c) - AMORTISATION OF INTANGIBLES

     In accordance with Australian GAAP goodwill should be amortised over the period in which benefits are expected to be generated. This period cannot exceed 20 years. Goodwill is presently being amortised over 20 years. Tradenames have not been amortised as management believes that they have an indefinite life.

     For US GAAP, due to adoption of SFAS 142, goodwill is not required to be amortised and accounting for tradenames is the same as for Australian GAAP.

(d) - INCOME TAX

     In accounting for purchase transactions, US GAAP requires that deferred tax assets and liabilities be raised in respect of the difference between the tax basis of assets acquired and liabilities assumed, and their fair values. No such deferred adjustments are required under Australian GAAP. The creation of these tax balances under US GAAP will therefore impact the resultant goodwill on acquisition where the fair value of the asset or liability was determined on a pre tax valuation basis or the specific asset or liability where the fair value was determined on a net of tax valuation basis. The resulting adjustment is amortised over the estimated period of future benefits.

(e) - CASH AND CASH EQUIVALENTS

     For Australian GAAP cash flow purposes, cash is defined to be amounts convertible to cash within two business days net of bank overdrafts. Under US GAAP, cash and cash equivalents include items readily converted to cash within three months on acquisition, while bank overdrafts are treated as a financing activity. For March 2003 and March 2002 there is no difference for either AGAAP or USGAAP as there is no bank overdraft. Cash as at 31 March 2003 was A$222.9 million and 31 March 2002 was A$3.2 million.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10. RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

(f) - UNUSUAL ITEMS

     Under Australian GAAP unusual charges and gains were taken to the statement of financial performance in the period to 31 December 2002 and 31 December 2001 for unrealised foreign exchange losses on unhedged loans, professional fees incurred in relation to general financing issues, losses relating to the redemption of bonds, and gains on disposal of non current assets.

     Under US GAAP these losses and gains have been presented as non operating expenses/income.

(g) - OTHER REVENUES FROM ORDINARY ACTIVITIES

     Under Australian GAAP, the proceeds from sale of non-current assets are disclosed gross in other revenues from ordinary activities.

     Under US GAAP, the net gain on sale of non-current assets is disclosed in operating or non-operating income as appropriate. The proceeds from sale of non-current assets are disclosed in the statement of cash flow.

(h) - PARENT ENTITY COSTS

     Under U.S. GAAP where costs are incurred on behalf of a Company by its parent, the Securities and Exchange Commission's Staff Accounting Bulletin 1:B requires that those costs be pushed down within the results of the Company. In the disclosed periods Amatek Holdings Limited had unrealised foreign exchange gains and losses, borrowing costs, interest and administrative costs which have been pushed down (refer note 10, "US GAAP Statement of Operations"). These expenses reflect non-cash expenses and the Company has no obligation to pay them. There is no adjustment to the Company's net assets as those costs are offset by a parent entity equity contribution.

(i) - RECENT PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets."

     SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after 30 June 2001. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination that is completed after 30 June 2001.

     SFAS No. 142 no longer permits the amortisation of goodwill and indefinite-lived intangible assets. Instead, these assets must be reviewed annually (or more frequently under certain conditions) for impairment in accordance with this statement. This impairment test uses a fair value approach rather than the undiscounted cash flows approach previously required by SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Intangible assets that do not have indefinite lives will continue to be amortised over their useful lives and reviewed for impairment in accordance with SFAS No. 121. We were required to adopt SFAS No. 142 effective 1 July 2002.

     In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalises a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalised cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. We were required to adopt SFAS No. 143 effective 1 July 2002.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10. RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

(i) - RECENT PRONOUNCEMENTS (CONTINUED)

     We are currently evaluating our asset retirement obligations in relation to the provisions of SFAS No. 143 to determine the impact, if any, the adoption of SFAS No. 143 will have on our results of operations or financial position as disclosed in our reconciliation with US GAAP.

     In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment of Long Lived Assets" ("SFAS 144"), effective for fiscal years beginning after December 15, 2001. SFAS 144 addresses the financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. Management have not yet determined the effect, if any, the adoption of SFAS 144 on July 1, 2002 will have on the financial position, results of operations or cash flows of the Company.

      In July 2002, the FASB issued Statement of Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", (SFAS 146) effective for exit or disposal activities that are initiated after December 31, 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. A fundamental conclusion reached by the FASB in this Statement is that an entity's commitment to a plan, by itself, does not create an obligation that meets the definition of a liability. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. Management have not yet determined the effect of adoption of this standard on the financial position, result s of operations or cash flows of the company.

     Australian accounting standards will require effective July 1, 2005 the adoption of AASB1020 "Accounting for Income Tax", which will result in the accounting treatment for deferred tax assets and liabilities under A-GAAP and U.S. GAAP to be similar. The Company has not yet determined the impact this standard will have on its financial position and results of operations.

     On July 1, 2002, AASB1044 "Provisions, Contingent Liabilities and Contingent Assets" will become effective. This standard will impose stricter conditions on the recognition of provisions within financial statements and will reduce or eliminate the differences between A-GAAP and U.S. GAAP with respect to restructuring and dividend provisions. The Company has not yet determined the impact this standard will have on its financial position and results of operations.

     On July 1, 2002, the revised AASB1028 "Employee Benefits" will become effective. This revised standard clarifies certain matters relating to the recognition of liabilities relating to employee entitlements, certain equity based compensation benefits and provides for additional disclosures. It does not require recognition of post-employment medical benefits or superannuation (pension) benefits for defined benefit schemes. The Company has not yet determined the impact this standard will have on its financial position and results of operations. Should the Company adopt an equity based compensation scheme for its employees, additional differences may arise between A-GAAP and U.S. GAAP depending on the type of scheme, the new requirements of AASB1028 "Employee benefits" and whether Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" or Statement of Financial Accounting Standards No.123 "Accounting for Stock Based Compensation' is adopted for U.S. GAAP.

     Under A-GAAP equity based compensation schemes that will be settled by the issuance of equity instruments will not be charged to the statement of financial position whereas schemes that do not settle with equity instruments will be charged to the statement of financial position.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10. RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

(j) - DERIVATIVE FINANCIAL INSTRUMENTS

     Our risk management policies and objectives of entering into derivative financial instruments have been disclosed in note 7, "Financial Instruments".

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), as amended by Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." SFAS 133 requires companies to recognize all of its derivative instruments as either assets or liabilities in the statement of financial position at fair value. The accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as either a fair value hedge, cash flow hedge or a hedge of a net investment in a foreign operation.

     For derivative instruments that are designated and qualify as a fair value hedge (i.e., hedging the exposure to changes in the fair value of an asset or a liability or an identified portion thereof that is attributable to a particular risk), the gain or loss on the derivative instrument, as well as the offsetting loss or gain on the hedged item attributable to the hedged risk, are recognized in current earnings during the period of the change in fair values. For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged item, if any, is recognized in current earnings during the period of change. For derivative instruments that are designated and qualify as a hedge of a net investment in a foreign currency, the gain or loss is reported in other comprehensive income as part of the cumulative translation adjustment to the extent it is effective. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change.

     Effective 1 July 2000, we adopted SFAS 133 in the reconciliation with U.S. Generally Accepted Accounting Principles (US GAAP). On adoption we recognised, at 30 June 2002, as a cumulative effect of change in accounting principle, earnings of A$8.2 million, net of tax, in the US GAAP Statement of Operations.

     The Company enters into forward foreign exchange contracts to hedge certain firm commitments denominated in foreign currencies relating to the purchase of finished good, raw materials and capital equipment and the sale of inventory. Under AGAAP, realized gains and losses on termination of these hedges are recognized in either the cost basis of the goods acquired or sold.

     The Company is not able to identify specific forward foreign exchange contracts with specific firm commitments to satisfy the documentation and designation criteria in SFAS 133. As a result, changes in fair value of the forward foreign exchange contracts are required to be recognized in earnings for US GAAP purposes. We have recorded a gain of A$3.6 million in non-operating income per US GAAP for the forward exchange contracts outstanding at 31 March 2003.

The Company enters into interest rate swaps, collars and swaptions to hedge our exposure to interest rate risk relating to our secured borrowings. The Company has not satisfied the documentation and effectiveness criteria required under SFAS 133 to account for the interest rate swaps, collars and swaptions as hedges of the underlying borrowings. As a result, changes in the fair value of these interest rate swaps, collars and swaptions are required to be recognised in earnings for USGAAP purposes. We have recorded a net loss of A$0.5 million in the US GAAP Statements of Operations for changes in fair value of interest rate swap, collar and swaption contracts outstanding at 31 March 2003.

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10. RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

(k) - SEGMENT REPORTING

     For Australian GAAP segment reporting goodwill held at higher levels of the Company's consolidation has been allocated to the individual operating units even though the goodwill is not reported within the operating units financial or management reports. For US GAAP as the enterprise goodwill is not allocated in any report which the chief decision maker utilises to assess performance, goodwill would not be allocated for segment reporting purposes. Consequently, the goodwill disclosed as being applicable to the various business segments would not have been allocated to those segments for US GAAP purposes. Instead, it would be allocated to Corporate.

(l) - NOTES TO THE ADJUSTED SHAREHOLDERS' EQUITY

     The subordinated notes contain a right to the shareholders equity of Amatek Holdings Limited which is to be settled at the discretion of Amatek Holdings Limited and Amatek Industries Pty Limited either in cash or in shares. In accordance with APB No. 14 and EITF96 - 13 the value of the equity right is required to be treated as an equity instrument and be recognized in shareholders' equity. For US GAAP the value ascribed to that right on issue was A$11.9 million and it has been transferred to other equity and over the term of the bond interest accretes on the effective yield method to rebuild the loan. No such charge is recognised for AGAAP.

(m) - EXECUTIVE SHARE PLAN

     Amatek Holdings SA has made available shares to various executives. There is a difference in compensation accounting between Australian and US GAAP where equity instruments of the ultimate parent are made available to executives of the company and the fair value of those instruments exceeds the issue price. As the fair value did not exceed the issue price, no charge has been pushed down into the financial statements for US GAAP purposes

                          AMATEK INDUSTRIES PTY LIMITED

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

10. RECONCILIATION WITH U.S. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (US GAAP) (CONTINUED)

US GAAP STATEMENT OF OPERATIONS

The US GAAP captioned Income Statement is as follows:                        CONSOLIDATED                    CONSOLIDATED
                                                                          3 MTHS TO 31 MARCH              9 MTHS TO 31 MARCH
                                                                         2003            2002            2003            2002
                                                                       --------        --------        --------        --------
                                                                                           (A$ IN MILLIONS)
Net sales .....................................................          179.5           164.7           567.4           519.3
Cost of sales .................................................         (128.8)         (121.2)         (405.4)         (377.7)
                                                                        ------          ------          ------          ------

Gross margin ..................................................           50.7            43.5           162.0           141.6

Other operating costs

 - Selling, general and administration ........................           47.8            43.9           133.8           132.0
                                                                        ------          ------          ------          ------

Operating income from continuing operations ...................            2.9            (0.4)           28.2             9.6

Non operating income

 - gain / (loss) on disposal of non current assets ............             --             0.2             1.5             0.3
 - loss on redemption of US bonds .............................           (3.1)             --            (6.2)             --
 - gain on disposal of controlled entities ....................             --              --           160.8              --
 - industrial disputes, redundancy & I.T. implementation ......           (0.1)           (3.6)           (3.6)           (4.8)
 - foreign exchange gain / (loss) .............................           10.8             4.2            12.0             4.1
 - push down foreign exchange  gain / (loss) ..................           12.9             8.3            14.2             8.1
 - push down bond redemption premium ..........................           (0.1)           (0.1)           (0.5)           (0.5)
 - push down interest costs ...................................           (7.1)           (7.8)          (22.9)          (22.6)
 - gain / (loss) on derivatives ...............................            3.6             5.4             3.1           (21.2)
 - general borrowing costs ....................................           (0.2)           (0.1)           (8.4)           (0.3)
 - net interest expense .......................................           (4.9)          (21.9)          (38.4)          (68.7)
                                                                        ------          ------          ------          ------

Net income / (loss) from continuing operations before income
tax ...........................................................           14.7           (15.8)          139.8           (96.0)

Income tax (expense) / credit .................................            9.6             2.7            37.0            22.0
                                                                          ----           -----           -----           -----

Net income / (loss) from continuing operations after income tax           24.3           (13.1)          176.8           (74.0)

Discontinued operations (see Note 9):

Income from operations of discontinued businesses .............           (0.1)           16.3            29.8            55.4
Less applicable income tax (expense) / credit .................             --            (3.9)           (4.8)          (14.8)
                                                                        ------          ------          ------          ------

Net income / (loss) from discontinued operations ..............           (0.1)           12.4            25.0            40.6

Comprehensive income
 - net income (loss) ..........................................           24.2            (0.7)          201.8           (33.4)
- deferred translation adjustment .............................           (1.3)            0.3            (2.2)           (0.4)
                                                                        ------          ------          ------          ------

Total .........................................................           22.9            (0.4)          199.6           (33.8)
                                                                        ======          ======          ======          ======
Accumulated other comprehensive income
 - opening balance ............................................           (0.3)            3.2             0.6             3.9
 - current period .............................................           (1.3)            0.3            (2.2)           (0.4)
                                                                        ------          ------          ------          ------
 - closing balance ............................................           (1.6)            3.5            (1.6)            3.5
                                                                        ======          ======          ======          ======

                          AMATEK INDUSTRIES PTY LIMITED


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim financial statements and notes thereto as attached.

Our financial statements have been prepared in accordance with AGAAP which differs in certain significant respects from US GAAP. The most significant differences between AGAAP and US GAAP as they relate to our results for the three months and nine months to March 31 2003 and 2002 respectively are described in Note 10 to the unaudited interim financial statements attached. Our financial year end is June 30, therefore the results being presented for the three months to March 31, 2003 and the corresponding period in 2002 are referred to as the third quarter. The balance sheet as at June 30, 2002 is derived from our audited financial statements. These unaudited interim financial statements should be read in conjunction with our audited financial statements filed on Form 20-F for the period ended June 30, 2002.

BACKGROUND OF AMATEK

We are a diversified building products company that manufactures and distributes a broad range of concrete construction products, roll-formed steel products, and insulation products. We have strong product design and development capabilities across all of our businesses which enable us to supply our customers with both standard products and specialized, value-added products. We supply building products to the principal segments of the Australian building and construction industry consisting of the residential, non-residential and civil engineering segments. Until November 2002, when we sold our Laminex business unit, we also supplied laminated and decorated products, and raw boards to the residential and non-residential segments of the Australian and New Zealand building and construction industries. Until May 2002, when we sold our Choctaw business unit, we also supplied concrete construction and corrugated steel pipe products to the residential, non-residential and civil engineering segments of the United States building and construction industry. Following the sale of Choctaw, we have continued to supply concrete railway ties and related products in the U.S. through our RCTI business unit. As at March 31, 2003, we operated more than 69 manufacturing facilities in Australia, and 3 manufacturing facilities in the United States.

     As of March 31, 2003, our operations are comprised of two major business units:

            -     concrete construction products, which we call "Rocla"; and

            -     roll-formed steel products, which we call "Stramit."

     We also operate a glasswool and foil insulation business unit, which we call "Insulation".

     Within Australia, we have a diversified customer base which includes:

            - companies using Rocla's products which are engaged in building and constructing single and multi-family housing developments, commercial projects and civil engineering projects,

            - companies which use Stramit's roll-formed steel products in the construction of roofing and wall cladding, rainwater goods, flashings and shed manufacturers,

            - home builders, contractors and roofing manufacturers which use Insulation's glasswool and foil insulation products.

Within the United States we primarily sell our concrete railroad ties to Amtrak, the Burlington Northern Santa Fe Railroad Company and regional transit authorities.

In the quarters ended March 31, 2003 and 2002, no customer accounted for more than 4% of our sales revenue.

                          AMATEK INDUSTRIES PTY LIMITED


RECENT DEVELOPMENTS

SALE OF LAMINEX

On November 13, 2002, Amatek Investments Limited (formerly Amatek Investments Pty Limited), a wholly owned subsidiary of Amatek Industries Pty. Limited, completed the sale of the Laminex business to Fletcher Building (Australia) Pty. Limited for gross proceeds of A$645 million plus a working capital adjustment plus the potential for a further A$20 million based on earnings performance for the year ended 30 June 2003. Part of the proceeds (A$353.2) was used to repay the Senior Debt Facility; refer Note 7(a)(i).

MANAGEMENT CHANGES

As a result of the Laminex sale, John Nolan has relinquished his role as Chief Executive Officer of Amatek and accepted the role of Chief Executive Officer of Laminex Group Limited. He remains as a non executive director of Amatek. Ross Luke (formerly Chief Financial Officer of Amatek) has been appointed as Chief Executive Officer of Amatek, and Lawrence Coles had been appointed as Chief Financial Officer of Amatek. The death of Lawrence Coles in January 2003 has resulted in Neil Thompson being appointed as acting Chief Financial Officer of Amatek.

SALE OF ROCLA INDONESIA

On November 28, 2002, Amatek Investments Limited (formerly Amatek Investments Pty Limited), a wholly owned subsidiary of Amatek Industries Pty. Limited, completed the sale of the Rocla Persada Indonesia business to Boral International Holdings Inc. for gross proceeds of A$0.8 million.

DECLARATION AND PAYMENT OF DIVIDEND

On November 11, 2002 the Company declared a dividend of A$41.3 million payable to Amatek Holdings Limited, reflecting amounts the Company is permitted under the Indentures. The dividend was paid in cash in December 2002.

ADVANCES TO RELATED PARTIES

In March 2003 the Company advanced A$10.0 million to Amatek Holdings Limited, reflecting amounts the Company is permitted under the indentures. A further advance of A$1.6 million was made to Amatek Holdings Limited as a short term loan (to fund expenses/payments as permitted under the Indentures).

EXCHANGE RATES

Our attached financial statements and Management's Discussion and Analysis of Financial Condition and Results of Operations have been presented in Australian Dollars ("A$").

The following table sets out for the periods and dates indicated, the rate of exchange of A$1.00 into US dollars.

                                                                    AVERAGE
            PERIOD ENDED                        AT PERIOD END        RATE(1)          HIGH            LOW
            ------------                        -------------        -------          ----            ---
                                                                (ALL FIGURES IN US$ PER A$1.00)
Year ended June 30, 2002                            0.5628           0.5240          0.5748          0.4841
Three months ended March 31, 2002                   0.5321           0.5178          0.5336          0.5060
Three months ended March 31, 2003                   0.6036           0.5932          0.6171          0.5629
Nine months ended March 31, 2002                    0.5321           0.5143          0.5362          0.4841
Nine months ended March 31, 2003                    0.6036           0.5662          0.6171          0.5262
                    MONTH                                                             HIGH            LOW
July 2002 ...................................                                        0.5688          0.5370
August 2002..................................                                        0.5534          0.5280
September 2002...............................                                        0.5518          0.5419
October 2002.................................                                        0.5589          0.5438
November 2002................................                                        0.5663          0.5566
December 2002................................                                        0.5670          0.5590
January 2003.................................                                        0.5901          0.5641
February 2003................................                                        0.6074          0.5834
March 2003...................................                                        0.6155          0.5895

(1) The average of the exchange rates on the last business day of each month during the period.

                          AMATEK INDUSTRIES PTY LIMITED

RESULTS OF OPERATIONS                                               3 MONTHS TO    3 MONTHS TO    9 MONTHS TO    9 MONTHS TO
                                                                      31 MARCH       31 MARCH      31 MARCH       31 MARCH
RESULTS BY BUSINESS UNIT                                                2003           2002           2003           2002
                                                                      -------        -------        -------        -------
SALES                                                                  (A$ IN MILLIONS)               (A$ IN MILLIONS)
Rocla Continuing Operations ...................................          66.1           58.4          205.2          190.7
Stramit .......................................................          93.6           87.7          298.6          272.5
Insulation ....................................................          19.8           18.6           63.6           56.1
                                                                      -------        -------        -------        -------
     Sales revenue continuing operations ......................         179.5          164.7          567.4          519.3
Rocla Discontinued Operations .................................            --           36.0             --          130.4
Laminex Discontinued Operations ...............................            --          144.0          255.9          447.3
                                                                      -------        -------        -------        -------
     Sales revenue discontinued operations ....................            --          180.0          255.9          577.7
                                                                      -------        -------        -------        -------
     Total sales revenue ......................................         179.5          344.7          823.3        1,097.0
Other operating revenue .......................................          13.6            8.7           24.1           24.8
                                                                      -------        -------        -------        -------
     TOTAL GROUP OPERATING REVENUE ............................         193.1          353.4          847.4        1,121.8
                                                                      =======        =======        =======        =======
PROFIT (LOSS) FROM ORDINARY ACTIVITIES
Profit (loss) from ordinary activities before interest and tax:
Rocla Continuing Operations ...................................           8.0            3.4           26.8           18.3
Stramit .......................................................           2.9            0.5           12.6            8.4
Insulation ....................................................            --           (0.7)           2.3           (2.3)
                                                                      -------        -------        -------        -------
     Sub total business units .................................          10.9            3.2           41.7           24.4
Corporate charges .............................................          (2.8)          (1.7)          (5.9)          (2.3)
                                                                      -------        -------        -------        -------
     Total Group continuing operations before unusual items ...           8.1            1.5           35.8           22.1
Unusual items (1) .............................................           7.4            0.9           (5.7)          (0.4)
                                                                      -------        -------        -------        -------
     Total Group continuing operations after ..................          15.5            2.4           30.1           21.7
unusual items
Rocla Discontinued Operations .................................            --            4.1             --           20.3
Laminex Discontinued Operations ...............................            --           15.5           29.1           38.4
                                                                      -------        -------        -------        -------
       Total Discontinued operations after unusual items ......            --           19.6           29.1           58.7
                                                                      -------        -------        -------        -------
     TOTAL GROUP PROFIT FROM ORDINARY ACTIVITIES ..............          15.5           22.0           59.2           80.4
                                                                      =======        =======        =======        =======
EBITDA BEFORE UNUSUAL ITEMS(2)
EBITDA before corporate charges and unusual items:
Rocla Continuing Operations ...................................          11.6            8.9           37.3           31.5
Stramit .......................................................           4.5            2.0           17.6           13.1
Insulation ....................................................           1.3             --            4.8           (0.3)
                                                                      -------        -------        -------        -------
     Sub total business units .................................          17.4           10.9           59.7           44.3
Corporate charges .............................................          (2.6)          (1.7)          (5.6)          (2.0)
                                                                      -------        -------        -------        -------
     Total business units continuing operations ...............          14.8            9.2           54.1           42.3
Rocla Discontinued Operations .................................            --            6.2             --           27.8
Laminex Discontinued Operations ...............................          (0.2)          22.8           39.9           61.2
                                                                      -------        -------        -------        -------
     Total business units discontinued operations .............          (0.2)          29.0           39.9           89.0
                                                                      -------        -------        -------        -------
     EBITDA BEFORE UNUSUAL ITEMS ..............................          14.6           38.2           94.0          131.3
                                                                      =======        =======        =======        =======
RESULTS BY GEOGRAPHIC REGION
SALES REVENUE:

Australia and New Zealand .....................................         167.2          294.9          788.4          925.5
United States .................................................          12.3           48.0           34.0          168.3
Other .........................................................            --            1.8            0.9            3.2
                                                                      -------        -------        -------        -------
     SALES REVENUE ............................................         179.5          344.7          823.3        1,097.0
                                                                      =======        =======        =======        =======
PROFIT (LOSS) FROM ORDINARY ACTIVITIES
Australia and New Zealand .....................................           6.9           15.9           61.4           57.2
United States .................................................           1.3            5.3            3.8           23.9
Other .........................................................          (0.1)          (0.1)          (0.3)          (0.3)
                                                                      -------        -------        -------        -------
     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS......           8.1           21.1           64.9           80.8
                                                                      =======        =======        =======        =======
EBITDA BEFORE UNUSUAL ITEMS(2)
Australia and New Zealand .....................................          12.5           30.6           88.3           98.2
United States .................................................           2.1            7.8            5.9           33.4
Other .........................................................            --           (0.2)          (0.2)          (0.3)
                                                                      -------        -------        -------        -------
     EBITDA BEFORE UNUSUAL ITEMS ..............................          14.6           38.2           94.0          131.3
                                                                      =======        =======        =======        =======

(1) "Unusual items" are items of revenue or expense from ordinary activities disclosed in the notes to the consolidated financial statements of such a size, nature or incidence that its disclosure is relevant in explaining the financial performance of the entity. These items were previously captioned as "abnormal items" in the Australian GAAP profit and loss statement.

(2) "EBITDA before unusual items" is defined as operating profit before net interest expense, income taxes, depreciation, amortization and other items which are classified as unusual items under A GAAP (or the equivalent asset impairment, reorganization costs and foreign exchange losses under US
     GAAP). The indentures for the notes contain covenants based on calculations of EBITDA and the ratio of EBITDA to our consolidated fixed charges, adjusted as described in the indentures. EBITDA before unusual items is used as a measure of financial performance by excluding certain variables that affect operating profits but which may not directly relate to all financial aspects of the operations of a company. EBITDA before unusual items is not a measure of operating income, operating performance or liquidity under Australian GAAP or US GAAP. EBITDA before unusual items is not intended to represent cash flow from operations under A GAAP or US GAAP and should not be used as an alternative to operating profit or net income as an indicator of operating performance.

     We believe that EBITDA is a standard measure commonly reported and widely used by analysts, investors and other interested parties. We believe that EBITDA before unusual items can assist in comparing our performance between periods on a consistent basis without the effects of depreciation and amortization, which have varied significantly due to asset write-downs by BTR and fair value adjustments at the time of acquisition. EBITDA before unusual items excludes the effects of the unusual items discussed in more detail below. These unusual items are non-operating or non-recurring costs. We believe that the exclusion of these unusual items assists the comparison of our results on a consistent basis.

THREE MONTHS ENDED MARCH 31, 2003 COMPARED TO THREE MONTHS ENDED MARCH 31, 2002

     CONSOLIDATED RESULTS

     SALES REVENUE. Our sales revenue from continuing operations of A$179.5 million for the three months ended March 31, 2003 represented a A$14.8 million or 9.0% increase from our sales revenue from continuing operations of A$164.7 million for the three months ended March 31, 2002.

     There were no acquisitions impacting sales revenue for the three months ended March 31, 2003 or March 31, 2002. Rocla continuing operations sales revenue increased by 13.2%, Stramit sales revenue increased by 6.7%, and Insulation sales revenue increased by 6.5%.

     Total housing approvals in Australia fell by 15.7% in the three months ended March 31, 2003 compared to the three months ended March 31, 2002.

     The impact of exchange rates on the translation of results of U.S. operations within Rocla during the three months ended March 31, 2003 compared to the three months ended March 31, 2002 was not significant.

     PROFIT FROM ORDINARY ACTIVITIES AFTER UNUSUAL ITEMS. Our profit from ordinary activities from continuing operations after unusual items of A$15.5 million for the three months ended March 31, 2003 represented a A$13.1 million or 545.8% increase from the corresponding period in 2002. Included in the result for the three months ended March 31, 2003 were unusual items totalling a gain of A$7.4 million compared to unusual items totalling a gain of A$0.9 million in the three months ended March 31, 2002.

     Our unusual items for the three months ended March 31, 2003 consisted of unrealised foreign exchange gains of A$10.8 million, less a net loss on the redemption of US bonds of A$3.1 million, borrowing costs of A$0.2 million, and redundancy costs of A$0.1 million.

     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Our profit from ordinary activities before unusual items from continuing operations of A$8.1 million for the three months ended March 31, 2003 represented a A$6.6 million or 440.0% increase compared to the corresponding period in 2002.

                          AMATEK INDUSTRIES PTY LIMITED


     EBITDA BEFORE UNUSUAL ITEMS. Our EBITDA (after corporate charges and before unusual items) from continuing operations of A$14.8 million represented a A$5.6 million or 60.9% increase from the corresponding period in 2002.

     EBITDA as a percentage of sales revenue from continuing operations was 8.2% for the three months ended March 31, 2003, an increase from 5.6% for the three months ended March 31, 2002. The increase was principally due to the impact of higher revenues in the existing businesses.

     ROCLA

     SALES REVENUE. Rocla's sales revenue from continuing operations of A$66.1 million for the three months ended March 31, 2003 represented a A$7.7 million or 13.2% increase from Rocla's sales revenue from continuing operations of A$58.4 million for the three months ended March 31, 2002.

     The impact of exchange rates on the translation of results of U.S. operations resulted in a decrease in sales of A$1.5 million in the three months ended March 31, 2003 compared to the corresponding period in 2002. Sales in Rocla Concrete Tie Inc. in the United States improved by 20.3% in USD terms compared to the corresponding period in the prior year mainly due to the prior year period impact of reduced railroad projects post September 11, 2001.

     In Australia, sales in the Pipeline Products business were 17.2% above the corresponding quarter in 2002, with all market segments showing improvement over the prior year. Sales in the Concrete Materials business increased by 16.0% on the corresponding quarter in 2002 largely due to the increased supply of fill sand from Western Australia coupled with the commencement of glass sand supply in South Australia. Pavers & Masonry sales increased by 11.5% over the corresponding quarter last year due to improved economic conditions.

     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Rocla's profit from ordinary activities from continuing operations before unusual items and corporate charges of A$8.0 million for the three months ended March 31, 2003 represented a A$4.6 million or 135.3% increase from the corresponding period in 2002.

     The impact of exchange rates on the translation of the results of U.S. operations resulted in a decrease in profit of A$0.1 million for the three months ended March 31, 2003 compared to the corresponding period in 2002. Rocla Concrete Tie's profit (in USD terms) was above the prior year as a result of increased sales.

     In Australia, all the businesses increased profits on prior year as a result of increased sales and improved economic conditions.

     Depreciation and amortization charges decreased by A$0.5 million as a result of reduced capital expenditure projects in fiscal year ended June 2002.

     EBITDA BEFORE UNUSUAL ITEMS. Rocla's EBITDA from continuing operations before unusual items, and corporate charges of A$11.6 million represented a A$2.7 million or 30.3% increase from the corresponding period in 2002. Rocla's EBITDA continuing operations before unusual items and corporate charges as a percentage of sales increased from 15.2% in the three months ended March 31, 2002 to 17.5% in the three months ended March 31, 2003.

     The impact of exchange rates on the translation of the results of U.S. operations resulted in a decrease in EBITDA of A$0.2 million for the three months ended March 31, 2003 compared to the corresponding period in 2002.

     STRAMIT

     SALES REVENUE. Stramit's sales revenue of A$93.6 million for the three months ended March 31, 2003 represented a A$5.9 million or 6.7% increase from Stramit's sales revenue of A$87.7 million for the three months ended March 31, 2002.

                          AMATEK INDUSTRIES PTY LIMITED


     Stramit's sales volumes in the three months ended March 31, 2003 compared favourably to the three months ended March 31, 2002, primarily as result of unusually low prior year structural product volumes.

     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Stramit's profit from ordinary activities before unusual items and corporate charges of A$2.9 million for the three months ended March 31, 2003 was A$2.4 million or 480.0% above the corresponding period in 2002. Stramit's depreciation and amortization expense of A$1.6 million for the three months ended March 31, 2003 was in line with above the corresponding period in 2002. The increase in profit was attributable to the increased structural product volumes and higher gross margins from an increased mix of higher margin products.

     EBITDA BEFORE UNUSUAL ITEMS. Stramit's EBITDA before unusual items and corporate charges of A$4.5 million for the three months ended March 31, 2003 represented a A$2.5 million or 125.0% increase on the corresponding period in 2002. Stramit's EBITDA before unusual items and corporate charges as a percentage of sales increased from 2.2% in the three months ended March 31, 2002 to 4.8% in the three months ended March 31, 2003.

     INSULATION

     SALES REVENUE. Insulation's sales revenue of A$19.8 million for the three months ended March 31, 2003 represented a A$1.2 million or 6.5% increase from Insulation's sales revenue of A$18.6 million for the three months ended March 31, 2002.

     Insulation's sales volumes in the three months ended March 31, 2003 reflected a continued demand for foil and glasswool products with improved prices compared to the corresponding three months ended March 31, 2002.

     PROFIT(LOSS) FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Insulation's operating profit from ordinary activities before unusual items and corporate charges of A$0.0 million for the three months ended March 31, 2003 represented a A$0.7 million increase from a loss of A$0.7 million during the corresponding period in 2002.

     Increased gross margins from sustained and improved prices within the insulation industry, as well as continued manufacturing efficiencies, have driven this improvement.

     The Depreciation and amortization expense of A$1.3 million includes an adjustment for under depreciation of $0.5 million for the six months ended 31 December 2002. The depreciation of $0.8 million for the three months ended 31 March 2003 was $0.1 million above the corresponding period in 2002.

     EBITDA BEFORE UNUSUAL ITEMS. Insulation's EBITDA before unusual items and corporate charges of A$1.3 million for the three months ended March 31, 2003 was A$1.3 million above the corresponding period in 2002.

LIQUIDITY AND CAPITAL RESOURCES

     We generated net cash flow in operating activities of A$1.0 million in the three months to March 31, 2003 compared to the cash flow used of A$22.9 million for the corresponding period in 2002. This improvement was predominantly due to reduced interest paid of A$20.9 million as a result of the reduction in indebtedness in the second quarter of this fiscal year.

     Capital expenditure in the three months ended March 31, 2003 was A$5.7 million compared to A$10.4 million for the corresponding period in 2002, and consisted principally of normal maintenance, replacement and productivity expenditure.

     Aggregate indebtedness outstanding of A$212.8 million as at March 31, 2003 compared to A$249.2 million as at December 31, 2002.

     Our indebtedness at March 31, 2003 consisted of (i) US$41.0 million Senior Subordinated Notes (A$68.0 million), (ii) US$83.9 million Subordinated Notes (A$139.1 million), and (iii) trade bills A$5.7 million.

                          AMATEK INDUSTRIES PTY LIMITED


     Our credit facility contains covenants which among other things limit our ability to incur additional debt, pay dividends, undertake transactions with affiliates, sell assets, undertake acquisitions, mergers and consolidations, place liens on or otherwise encumber our assets and prepay other debts.

INFLATION

     The effects of inflation on our financial condition and results of operations were not material during any of the periods presented.

NINE MONTHS ENDED MARCH 31, 2003 COMPARED TO NINE MONTHS ENDED MARCH 31, 2002

     CONSOLIDATED RESULTS

     SALES REVENUE. Our sales revenue from continuing operations of A$567.4 million for the nine months ended March 31, 2003 represented a A$48.1 million or 9.3% increase from our sales revenue from continuing operations of A$519.3 million for the nine months ended March 31, 2002.

     There were no acquisitions impacting sales revenue for the nine months ended March 31, 2003 or March 31, 2002. Rocla continuing operations sales revenue increased by 7.6%, Stramit sales revenue increased by 9.6%, and Insulation sales revenue increased by 13.4%.

     Total housing approvals in Australia fell by 7.1% in the nine months ended March 31, 2003 compared to the nine months ended March 31, 2002.

     The impact of exchange rates on the translation of results of U.S. operations within Rocla during the nine months ended March 31, 2003 compared to the nine months ended March 31, 2002 was not significant.

     PROFIT FROM ORDINARY ACTIVITIES AFTER UNUSUAL ITEMS. Our profit from ordinary activities from continuing operations after unusual items of A$30.1 million for the nine months ended March 31, 2003 represented a A$8.4 million or 38.7% increase from the corresponding period in 2002. Included in the result for the nine months ended March 31, 2003 were unusual items totalling a loss of A$5.7 million compared to unusual items totalling a loss of A$0.4 million in the nine months ended March 31, 2002.

     Our unusual items for the nine months ended March 31, 2003 consisted of borrowing costs written off as a result of the note buy back and repayment of senior debt of A$8.4 million, a net loss on the redemption of US bonds of A$6.2 million, redundancy and severance costs of A$3.6 million, primarily in our Insulation business as a result of outsourcing maintenance and security operations, and additional superannuation contribution of A$1.0 million partially offset by profit on disposals of A$1.5 million and foreign exchange gain of A$12.0 million.

     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Our profit from ordinary activities before unusual items from continuing operations of A$35.8 million for the nine months ended March 31, 2003 represented a A$13.7 million or 62.0% increase compared to the corresponding period in 2002.

     EBITDA BEFORE UNUSUAL ITEMS. Our EBITDA (after corporate charges and before unusual items) from continuing operations of A$54.1 million represented an A$11.8 million or 27.9% increase from the corresponding period in 2002.

     EBITDA as a percentage of sales revenue from continuing operations was 9.5% for the nine months ended March 31, 2003, an increase from 8.2% for the nine months ended March 31, 2002. The increase was principally due to the impact of improved economic conditions and higher margins in the existing businesses.

                          AMATEK INDUSTRIES PTY LIMITED


     ROCLA

     SALES REVENUE. Rocla's sales revenue from continuing operations of A$205.2 million for the nine months ended March 31, 2003 represented a A$14.5 million or 7.6% increase from Rocla's sales revenue from continuing operations of A$190.7 million for the nine months ended March 31, 2002.

     The impact of exchange rates on the translation of results of U.S. operations resulted in a decrease in sales of A$3.5 million in the nine months ended March 31, 2003 compared to the corresponding period in 2002. Sales in Rocla Concrete Tie Inc. in the United States (in USD terms) is at similar levels to the corresponding period in the prior year.

     In Australia, sales in the Pipeline Products business were 12.8% above the corresponding nine months in 2002, with all market segments showing improvement over the prior year. Sales in the Concrete Materials business increased by 14.1% on the corresponding nine months of 2002 largely due to an increased supply of fill sand from Western Australia, accompanied with the commencement of supply of glass sand to South Australia. Pavers & Masonry sales increased by 8.3% over the corresponding nine months of 2002 due to improved economic conditions.

     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Rocla's profit from ordinary activities from continuing operations before unusual items and corporate charges of A$26.8 million for the nine months ended March 31, 2003 represented a A$8.5 million or 46.4% increase from the corresponding period in 2002.

     The impact of exchange rates on the translation of the results of U.S. operations resulted in a decrease in profit of A$0.3 million for the nine months ended March 31, 2003 compared to the corresponding period in 2002. Rocla Concrete Tie's profit (in USD terms) was slightly above the prior year comparison as a result of improved efficiencies and margins.

     In Australia, all the businesses increased profits on prior year as a result of increased sales.

     Depreciation and amortization charges decreased by A$1.3 million as a result of reduced capital expenditure projects in fiscal year ended June 2002.

     EBITDA BEFORE UNUSUAL ITEMS. Rocla's EBITDA from continuing operations before unusual items, and corporate charges of A$37.3 million for the nine months ended March 31, 2003 represented a A$5.8 million or 18.4% increase from the corresponding period in 2002. Rocla's EBITDA continuing operations before unusual items and corporate charges as a percentage of sales increased from 16.5% in the nine months ended March 31, 2002 to 18.2% in the nine months ended March 31, 2003.

     The impact of exchange rates on the translation of the results of U.S. operations resulted in a decrease in EBITDA of A$0.5 million for the nine months ended March 31, 2003 compared to the corresponding period in 2002.

     STRAMIT

     SALES REVENUE. Stramit's sales revenue of A$298.6 million for the nine months ended March 31, 2003 represented a A$26.1 million or 9.6% increase from Stramit's sales revenue of A$272.5 million for the nine months ended March 31, 2002.

     Stramit's sales volumes in the nine months ended March 31, 2003 compared favourably to the nine months ended March 31, 2002 as result of overall volume increases of 17.2%.

                          AMATEK INDUSTRIES PTY LIMITED


     PROFIT FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Stramit's profit from ordinary activities before unusual items and corporate charges of A$12.6 million for the nine months ended March 31, 2003 was A$4.2 million or 50.0% above the corresponding period in 2002. Stramit's depreciation and amortization expense of $5.0 million for the nine months ended March 31, 2003 was $0.3 million above the corresponding period in 2002. The increase in profit was attributable to the higher volumes as well as higher gross margins resulting primarily from an increased mix of higher margin products and improved prices.

     EBITDA BEFORE UNUSUAL ITEMS. Stramit's EBITDA before unusual items and corporate charges of A$17.6 million for the nine months ended March 31, 2003 represented a A$4.5 million or 34.4% increase on the corresponding period in 2002. Stramit's EBITDA before unusual items and corporate charges as a percentage of sales revenue increased from 4.8% for the nine months ended March 31, 2002 to 5.9% for the nine months ended March 31, 2003.

     INSULATION

     SALES REVENUE. Insulation's sales revenue of A$63.6 million for the nine months ended March 31, 2003 represented a A$7.5 million or 13.4% increase from Insulation's sales revenue of A$56.1 million for the nine months ended March 31, 2002.

     Insulation's sales volumes in the nine months ended March 31, 2003 reflected a continued demand for foil and glasswool products with improved prices compared to the corresponding nine months ended March 31, 2002.

     PROFIT/(LOSS) FROM ORDINARY ACTIVITIES BEFORE UNUSUAL ITEMS. Insulation's operating profit from ordinary activities before unusual items and corporate charges of A$2.3 million for the nine months ended March 31, 2003 represented a A$4.6 million increase from a loss of A$2.3 million during the corresponding period in 2002.

     Increased gross margins from sustained and improved prices within the insulation industry, as well as continued manufacturing efficiencies, have driven this improvement.

     Depreciation and amortization expense is $0.6 million above the corresponding period in 2002 due to relatively high capital expenditure in the fiscal year ended 30 June 2002.

     EBITDA BEFORE UNUSUAL ITEMS. Insulation's EBITDA before unusual items and corporate charges of A$4.8 million for the nine months ended March 31, 2003 was A$5.1 million above the corresponding period in 2002.

LIQUIDITY AND CAPITAL RESOURCES

     We used net cash flow in operating activities of A$6.7 million in the nine months to March 31, 2003 compared to the cash flow generated of A$9.3 million for the corresponding period in 2002. The difference related to cash flow generation lost from the divestment of Choctaw (A$20.7 million) and Laminex (A$38.8 million), offset by the cash flow generation from incremental improvements in the continuing businesses (A$14.7 million), and lower interest paid as a result of reduced average indebtedness (A$26.8 million) for the nine months ended March 31, 2002.

     Capital expenditure in the nine months ended March 31, 2003 was A$25.5 million compared to A$36.4 million for the corresponding period in 2002, and consisted principally of normal maintenance, replacement and productivity expenditure.

     Aggregate indebtedness outstanding of A$212.8 million as at March 31, 2003 compared to A$626.2 million as at June 30, 2002.

     Our indebtedness at March 31, 2003 consisted of (i) US$41.0 million Senior Subordinated Notes (A$68.0 million), (ii) US$83.9 million Subordinated Notes (A$139.1 million), and (iii) trade bills A$5.7 million.

                          AMATEK INDUSTRIES PTY LIMITED


     Our credit facility contains covenants which among other things limit our ability to incur additional debt, pay dividends, undertake transactions with affiliates, sell assets, undertake acquisitions, mergers and consolidations, place liens on or otherwise encumber our assets and prepay other debts.

INFLATION

     The effects of inflation on our financial condition and results of operations were not material during any of the periods presented.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FINANCIAL RISK MANAGEMENT

     We buy and sell products in several countries, and our costs and revenues are denominated in several currencies. We also borrow money and receive payments in amounts denominated in various currencies, and both amounts borrowed and owed are due at various future times. As a result of our engaging in these activities we are exposed to two principal types of financial market risks: interest rate risk and foreign currency risk. Interest rate risk, broadly defined, is the risk that our cost of funds will rise due to a general increase in interest rates, while amounts we receive as interest payments, and otherwise, will not rise to the same extent or at the same time. Foreign currency risk, broadly defined, is the risk that the value of amounts we are required to spend for our businesses will rise due to a general increase in the value of the currencies in which the amounts are due, while amounts paid to us decrease in relative value because the amounts paid to us are denominated in currencies that have not similarly appreciated.

     We have in place principles and policies approved by our board of directors to manage interest rate risk and foreign currency risk. We manage these risks through a variety of means. We operate our business to create natural hedges (which we describe below), where practical. In addition, we enter into transactions, such as forward foreign exchange contracts, forward sales contracts, swaps, caps, collars and other options. We refer to these types of transactions, collectively, with the generic term "hedging".

     We use hedging transactions to manage financial market risks, however, hedging transactions involve risks of their own. We have policies in place to ensure that we have the flexibility to engage in hedging transactions while minimizing the risks associated with these transactions. Our policies prohibit us from engaging in hedging transactions for speculation. We limit the total value of our hedging transactions and the value of our hedging transactions with any single counterparty. We require that senior management approval be obtained before we enter into hedging transactions. We also restrict any single individual's ability to commit us to hedging transactions by limiting the personnel who may authorize our entry into these types of transactions and by delegating responsibility for approving hedging functions among multiple individuals.

     The executive general manager of each business unit is responsible for managing the unit's exposure to financial market risks in accordance with our principles and written policies. The business managers must consult with a specialist from Amatek Group Treasury before engaging in hedging activities.

     Hedging transactions typically come in the form of contracts between us and counterparties. We enter into hedging contracts with several Australian and internationally based financial institutions. As with any contract, the possibility exists that the counterparty to a hedging contract may default on its obligations. We seek to reduce default risk under our hedging contracts in two principal ways. First, we limit the value of hedging transactions we may enter into with each counterparty. We set limits for each counterparty based on the counterparty's credit ratings. Second, we regularly review our counterparty's credit ratings to evaluate whether continuing contractual relations with each particular counterparty would pose undue risk.

     It is management's opinion that in the past year we have not engaged in any financial transactions for purposes of trading or speculation.

     Also, we attempt to broadly match our foreign currency assets with our foreign currency liabilities.

                          AMATEK INDUSTRIES PTY LIMITED


     As of March 31, 2003 the company had no variable interest rate risk and there were no interest rate cap or interest rate swap agreements outstanding.

      For the nine months ended March 31, 2003, we had an unrealized foreign exchange gain before taxes of A$12.0 million relating to our U.S. dollar denominated notes. Foreign exchange gains/losses are classified as unusual items under AGAAP in our Interim Financial Statements.